

January 8, 2025

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road, Suite 100
Orinda, CA 94563

> **Re: MacKenzie Realty Capital, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 23, 2024**
> **File No. 024-12541**

Dear Robert Dixon:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024, letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.   We note your response to prior comment 1. However, we were not able to locate your revision in response to this comment and therefore reissue. Please revise your disclosure in Part I, Item 4, to disclose the amount of securities sold in the past 12 months and to update the offering amount, and also update your offering circular to reflect the appropriate allocations among the two types of preferred stock and the two dividend reinvestment programs. In this regard, for example, we note that your disclosure in the Form 10-Q filed on November 14, 2024, indicates that there have been prior sales of your securities during the applicable period. See Rule 251(a).

2.	We note your response to prior comment 3 that you have added a conformed signature of your CEO. However, we do not see a signature on your behalf and re-issue the comment.

Risk Factors
There may be claims relating to our possible non-compliance with federal and/or state securities laws. . ., page 25

3.	We refer to your added disclosure regarding these risks. Please revise your disclosure in this risk factor to clarify whether you are referring to the offering under your registration statement on Form N-2 discussed in your other risk factor, or otherwise add additional disclosure to provide context to investors regarding this risk.

	Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Steve Barrett, Esq.